Exhibit 12.1

SOUTHERN COPPER CORPORATION

COMPUTATION OF FINANCIAL RATIOS

(In millions except ratios)

EARNINGS TO FIXED CHARGES	2010	2009	2008	2007	2006
Earnings before tax, and cumulative effect of change in accounting principle	$2,430.8	$1,404.4	$2,093.8	$3,411.9	$3,006.0
Fixed charges
Interest expense	167.9	99.8	106.3	123.2	113.4
(Gain) loss on debt prepayment	—	—	—	16.6	1.1
Total fixed charges	167.9	99.8	106.3	139.8	114.5

Earning plus fixed charges	$2,598.7	$1,504.2	$2,200.1	$3,551.7	$3,120.5

Earnings to fixed charges	15.5	15.1	20.7	25.4	27.2

NET DEBT TO NET CAPITALIZATION	2010	2009	2008	2007	2006
Total debt	$2,760.4	$1,280.3	$1,290.0	$1,449.8	$1,528.1
Cash and cash equivalent balance	(2,192.7)	(772.3)	(716.7)	(1,409.3)	(1,022.8)
Net debt	567.7	508.0	573.3	40.5	505.3

Net capitalization
Net debt	567.7	508.0	573.3	40.5	505.3
Equity	3,910.4	3,893.7	3,395.4	3,864.8	3,680.6
Net capitalization	$4,478.1	$4,401.7	$3,968.7	$3,905.3	$4,185.9

Net debt/net capitalization (*)	12.7%	11.5%	14.4%	1.0%	12.1%

(*) Represents net debt divided by net capitalization